UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2009

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : May 19, 2009	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Changes in Representative Directors

Tokyo, May 19, 2009 — The Bank of Tokyo-Mitsubishi UFJ, Ltd. hereby announces the following changes to its representative directors.

1. Changes effective May 19, 2009

Name	New Position	Current Position
Ryuichi Murata	Deputy President	Deputy President (Representative Director)

Kazuo Sassa	Deputy President	Deputy President (Representative Director)

Ryusaburo Harasawa	Senior Managing Director	Senior Managing Director (Representative Director)

Junichi Itoh	Senior Managing Executive Officer	Managing Director (Representative Director)

2. Changes effective June 25, 2009*

Name	New Position	Current Position
Toshiro Toyoizumi	Deputy President (Representative Director)	Senior Managing Executive Officer

Tamotsu Kokado	Deputy President (Representative Director)	Senior Managing Executive Officer

Takehiko Nemoto	Managing Director (Representative Director)	Managing Executive Officer

Takashi Oyamada	Managing Director (Representative Director)	Managing Executive Officer

*	Please note that these changes are subject to approval at the annual general meeting of shareholders which is scheduled to be held in June 25, 2009.